Exhibit 99.1

Pheton Holdings Ltd Issues Statements Addressing Recent Market Activity and Misleading Rumors

BEIJING, China, August 1, 2025 – Pheton Holdings Ltd (the “Company,” “we,” “our” or “Pheton”), a healthcare solution provider specializing in treatment planning systems for brachytherapy and other related products and services, today issued the following statements in response to recent market volatility and a third-party publication that has raised questions and concerns among shareholders.

Over the past few days, shares of Pheton have experienced an extraordinary and unexpected decline in its share price, which the Company believes may have been triggered by a speculative article published by The Bear Cave on July 29, 2025. The article asserts that Pheton’s share price may have been influenced by false rumors of a potential acquisition by Gilead Sciences, Inc. (“Gilead”).

Management's Position and Clarification

Pheton’s management team unequivocally and categorically denies any involvement in, or knowledge of, any form of stock price manipulation. At no point has the Company participated in, initiated, or sanctioned any rumor, communication, or activity regarding an acquisition by Gilead, or any other party. Pheton has had no contact with Gilead, and any statements or reports suggesting otherwise were and are entirely false and fabricated.

Additionally, Pheton plans to engage with its market makers, Nasdaq, and relevant regulatory bodies for the purpose of holding responsible parties to the scheme accountable.

Protecting Shareholder Interests

We recognize the concern this incident has caused among our investors, and we are monitoring internal controls and communications to ensure that any further misinformation can be swiftly and effectively countered.

Commitment to Transparency and Growth

Pheton is committed to upholding the highest standards of corporate governance, transparency, and accountability. As always, we remain focused on creating long-term shareholder value through carefully considered growth opportunities that align with our mission and strengthen our market position.

Pheton has built its foundation on trust, innovation, and value creation and remains confident in the strength of its underlying business, long-term strategy, and the dedication of its team.

A Word to Our Shareholders

We deeply value the trust our shareholders place in us. We will continue to keep the investor community informed with accurate and timely disclosures. Our leadership remains focused on operational execution and strengthening the integrity of our public market presence.

About Pheton Holdings Ltd

Founded in 1998, Pheton Holdings Ltd, through its wholly owned operating subsidiary, Beijing Feitian Zhaoye Technology Co., Ltd. (“Beijing Feitian”), focuses on healthcare solutions for brachytherapy, a targeted radiation therapy used in cancer treatment. Its lead product, Beijing Feitian’s Treatment Planning System, helps ensure safe and effective brachytherapy using radioactive sources inside the patient to kill cancer cells and shrink tumors. Pheton is committed to leveraging its products and services to establish a potential new standard of care across multiple malignant tumor applications. For more information, please visit: http://www.ftzy.com.cn/ir/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Pheton Holdings Ltd

Investor Relations

Email: ir@ftzy.com.cn

Jackson Lin

Lambert by LLYC

Tel: +1 (646) 717-4593

Email: jian.lin@llyc.global

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